UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON 27 JUNE 2014

The Company is pleased to announce that all the resolutions proposed at the AGM held on 27 June 2014 were duly passed by the Shareholders by way of poll.

Reference is made to the Company’s circular dated 28 May 2014 (the “Circular”) in relation to, among other things, the following:

1.                                     re-election of Directors;

2.                                     appointment of auditors of the Company;

3.                                     proposed general mandates to issue and repurchase Shares; and

4.                                     proposed grant of Restricted Share Units to a Director.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company is pleased to announce that at the AGM held on 27 June 2014, all the proposed resolutions set out in the Notice contained in the Circular were duly passed by the Shareholders by way of poll.

As at the date of the AGM, the total number of Shares in issue was 34,831,331,213 Shares which was the total number of Shares entitling the holders to attend and vote for or against all resolutions at the AGM. The Shareholders and authorised proxies holding an aggregate of 17,581,643,228 Shares, representing 50.48% of the total Shares in issue were present at the commencement of the AGM.  As stated in the Circular and in accordance with the Listing Rules, the resolution numbered 7 (“Resolution 7”) approving the Proposed Overall Grant and the transactions contemplated thereunder as set out in the Notice is subject to the Independent Shareholders’ approval at the AGM.  To the best of the Directors’ knowledge, information and belief, no Shareholders who are entitled to attend and vote at the AGM have material interest in the Proposed Overall Grant and the transactions contemplated thereunder and accordingly no Shareholders are required to abstain from voting at the AGM on Resolution 7 under the Listing Rules.

As at the date of the AGM, the number of Shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules at the AGM was nil Shares. There were no restrictions on the Shareholders to cast votes on any of the proposed resolutions at the AGM. No party stated its intention in the Circular to vote against any resolutions or to abstain from voting on any resolutions at the AGM and there are no Shares that are required under the Listing Rules to abstain from voting.

The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

No. of Votes (%)
ORDINARY RESOLUTIONS		For	Against
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the auditors of the Company for the year ended 31 December 2013.	17,562,239,278 (99.965)%	6,143,300 (0.035)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(a)	To re-elect Mr. Zhang Wenyi as an executive Director.	17,050,054,715 (96.976)%	531,581,163 (3.024)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(b)	To re-elect Dr. Tzu-Yin Chiu as an executive Director.	17,172,210,728 (97.673)%	409,038,050 (2.327)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(c)	To re-elect Dr. Gao Yonggang as an executive Director.	17,157,838,216 (97.592)%	423,410,562 (2.408)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(d)	To re-elect Mr. William Tudor Brown as an independent non-executive Director.	17,576,500,628 (99.971)%	5,135,250 (0.029)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2. (e)	To re-elect Mr. Sean Maloney as an independent non-executive Director.	17,569,024,428 (99.928)%	12,618,800 (0.072)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(f)	To authorize the Board to fix the Directors’ remuneration.	16,923,400,628 (97.789)%	382,665,700 (2.211)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.

To appoint Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration.

		17,573,593,328 (99.956)%	7,649,100 (0.044)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
4.

To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding twenty per cent of the issued share capital of the Company at the date of this Resolution.#

		13,349,867,186 (75.942)%	4,229,235,442 (24.058)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5.	To grant a general mandate to the Board to repurchase Shares, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#	17,580,897,378 (99.996)%	714,950 (0.004)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
6.

Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued Shares repurchased by the Company.#

		13,432,988,527 (76.454)%	4,137,136,801 (23.546)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
7.	To approve, confirm and ratify the grant of 2,910,836 restricted share units to Dr. Gao Yonggang, an executive Director, and the transactions contemplated thereunder.#	15,318,007,177 (87.183)%	2,251,864,651 (12.817)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# Full text of the Resolutions is set out in the Notice.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC
27 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi  (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

* For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: July 16, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director